

March 1, 2011

Mr. James J. Dalton
Chief Executive Officer
ActiveCare, Inc.
5095 West 2100 South,
Salt Lake City, Utah 84120

> **RE:** **ActiveCare, Inc.**
> **Form 10-K for the Year ended September 30, 2010**
> **Filed November 30, 2010**
>
> **File No. 000-53570**

Dear Mr. Dalton:

We have reviewed your filing and have the following material comments as identified below. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended September 30, 2010

Part III

Item 10. Directors and Executive Officers of the Registrant, page 25

1. Please revise to comply with Item 401(e)(1) of Regulation S-K, which requires a description of the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a director in light of your company's business

and structure. Please revise to include this expanded disclosure on a director-by-director basis.

Director Compensation, page 26

2. Please revise to disclose the aggregate grant date fair value of stock awards and option awards as computed in accordance with FASB Accounting Standards Codification Topic 718.

Item 11. Executive Compensation, page 27

3. Please revise to disclose the aggregate grant date fair value of stock awards and option awards as computed in accordance with FASB Accounting Standards Codification Topic 718.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

James J. Dalton
ActiveCare, Inc.
March 1, 2011
Page 3

       You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

                          Sincerely,

                          Larry Spirgel
                          Assistant Director